

April 22, 2022

John W. Ketchum
Chief Executive Officer
NextEra Energy Partners, LP
700 Universe Blvd.
Juno Beach, FL 33408

      Re: NextEra Energy Partners, LP
           Registration Statement on Form S-3
           Filed April 15, 2022
           File No. 333-264336

Dear Mr. Ketchum:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Energy & Transportation

cc: Thomas P. Giblin, Jr Esq.